Exhibit 23.3
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 to be filed on April 10, 2009) and related Prospectus of Inverness Medical Innovations, Inc. for the registration of common stock, preferred stock, warrants, stock purchase contracts, depositary shares, debt securities subsidiary guarantees of debt securities and units and to the incorporation by reference therein of our report dated February 23, 2007, with respect to the consolidated financial statements of Biosite Incorporated, originally included in its Annual Report (Form 10-K) for the year ended December 31, 2006, and incorporated by reference in the Current Report on Form 8-K of Inverness Medical Innovations, Inc., dated June 26, 2007, filed with the Securities and Exchange Commission on July 2, 2007, and as amended on July 20, 2007.
/s/ Ernst & Young LLP
San Diego, California
April 10, 2009